NEWS RELEASE

Exhibit 99.5

Fortuna reports financial results for the second quarter of 2024

(All amounts are expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Vancouver, August 7, 2024: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) (“Fortuna” or the “Company”) today reported its financial and operating results for the second quarter of 2024.

Second Quarter 2024 highlights

Financial

•Attributable net income of $40.6 million or $0.13 per share, compared to a $26.3 million or $0.09 per share in Q1 2024
•Adjusted attributable net income1 of $30.4 million or $0.10 per share, compared to $26.7 million or $0.09 per share in Q1 2024
•Generated $93.0 million (or $0.30 per share) of cash flow from operations before working capital changes, and free cash flow from ongoing operations1 of $38.6 million, compared to $84.3 million (or $0.28 per share) and $12.1 million, respectively, in Q1 2024
•The Company issued Convertible Notes (the “2024 Notes”) for gross proceeds of $172.5 million which were partially used to pay in full the outstanding $125.0 million under its revolving credit facility. As at the end of the quarter total net debt1 was $66.5 million and the total net debt to adjusted EBITDA ratio1 was 0.2:1
•Liquidity as of June 30, 2024 was $355.6 million, compared to $212.7 million at the end of Q1 2024

Operational

•Gold equivalent3 production of 116,570 ounces, compared to 112,543 ounces in Q1 2024
•Gold production of 92,716 ounces, compared to 89,678 ounces in Q1 2024
•Silver production of 990,574 ounces, compared to 1,074,571 ounces in Q1 2024
•Consolidated cash costs1 per ounce of gold equivalent sold of $988, compared to $879 in Q1 2024; adjusting for San Jose, which is mining its last year of Mineral Reserves, consolidated cash costs was $858
•Consolidated all-in sustaining cash costs (AISC)1 per ounce of gold equivalent sold of $1,656, compared to $1,495 in Q1 2024; adjusting for San Jose, consolidated AISC was $1,584
•The Company recorded zero lost time injuries and zero total recordable injuries in the quarter

1Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Excluding letters of credit

3 Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $2,334/oz Au, $29.1/oz Ag, $2,157/t Pb and $2,835/t Zn or Au:Ag = 1:80.19, Au:Pb = 1:1.08, Au:Zn = 1:0.82 for Q2 2024, and the following metal prices $2,087/oz Au, $23.4/oz Ag, $2,084/t Pb and $2,450/t Zn or Au:Ag = 1:89.8, Au:Pb = 1:1.0, Au:Zn = 0.85 for Q1 2024.

Growth and Development

•	At the newly discovered Kingfisher prospect at the Séguéla Mine the Company intersected 23.7 g/t gold over 17.8 meters. For full details refer to the News Release “Fortuna intersects 23.7 g/t gold over 17.8 meters from the Kingfisher Prospect at the Séguéla Mine” dated June 20, 2024
•	Exploration continued at the Diamba Sud exploration project with an intersect of 31.3 g/t gold over 12.0 meters at the Karakara prospect. For full details refer to the News Release “Fortuna intersects 31.3 g/t gold over 12.0 meters from the Karakara Prospect at the Diamba Sud Gold Project” dated June 25, 2024

"Our business performed well in the quarter, generating strong net cash flow from operations of $93.0 million before working capital changes and free cash flow after sustaining capital of $38.6 million.” said Jorge Ganoza, Fortuna’s President and CEO. Mr. Ganoza continued, “We anticipate our free cash flow to increase further in the second half of the year as we conclude a heavy sustaining capex phase in the third quarter with the completion of the Lindero leach pad expansion project.”  Mr. Ganoza added, “With the issue of $172.5 million of convertible notes we have significantly strengthened our balance sheet and liquidity while lowering our cost of capital. This added financial flexibility places the Company in an advantageous position to pursue strategic initiatives and emerging opportunities in our established regions.” Mr. Ganoza concluded “On the exploration front we continue creating value through discovery. At the recently identified Kingfisher prospect, at the Séguéla mine, we have drill defined gold mineralization over a strike length of two kilometers. Our drill program will continue non-stop with the aim of delivering a first resource for this exciting new discovery by year end.”

Second Quarter 2024 Consolidated Results

	Three months ended June 30,			Six months ended June 30,
(Expressed in millions)	2024	2023	% Change	2024	2023	% Change
Sales	260.0	158.4	64%	484.9	334.1	45%
Mine operating income	79.9	31.9	150%	149.8	72.3	107%
Operating income	55.4	7.7	619%	102.6	31.6	225%
Attributable net income	40.6	3.1	1,210%	66.9	14.0	378%
Attributable income per share - basic	0.13	0.01	1,200%	0.22	0.05	340%
Adjusted attributable net income[1]	30.4	2.5	1,116%	57.1	14.7	288%
Adjusted EBITDA[1]	112.7	44.4	154%	207.8	109.5	90%
Net cash provided by operating activities	73.5	44.2	66%	122.5	85.4	43%
Free cash flow from ongoing operations[1]	38.6	9.5	306%	50.7	17.6	188%
Cash cost ($/oz Au Eq)[1]	988	968	2%	934	940	(1%)
All-in sustaining cash cost ($/oz Au Eq)[1]	1,656	1,799	(8%)	1,577	1,648	(4%)
Capital expenditures[2]
Sustaining	29.9	34.2	(13%)	55.7	62.1	(10%)
Non-sustaining[3]	17.6	0.9	1,856%	26.5	2.0	1,225%
Séguéla construction	-	23.0	(100%)	-	48.1	(100%)
Brownfields	2.9	2.4	21%	9.5	7.3	30%
As at				June 30, 2024	December 31, 2023	% Change
Cash and cash equivalents				105.6	128.1	(18%)
Net liquidity position (excluding letters of credit)				355.6	213.1	67%
Shareholder's equity attributable to Fortuna shareholders				1,334.9	1,238.4	8%

[1] Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

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Second Quarter 2024 Results

Attributable Net Income and Adjusted Attributable Net Income

Net income attributable to Fortuna for the quarter was $40.6 million compared to $3.1 million in Q2 2023.  After adjusting for non-cash and non-recurring items, adjusted attributable net income for the quarter was $30.4 million compared to $2.5 million in Q2 2023. The large change between net income and adjusted net income for the quarter was primarily the result of a $12.0 million deferred tax recovery that was removed from adjusted attributable net income related to the issuance of the 2024 Notes.

The increase in net income and adjusted net income is explained mainly by increased gold sales volume and higher realized gold and silver prices. Higher gold sales volume was primarily due to contributions from Séguéla which was under construction in the comparable period. This was partially offset by lower silver production at San Jose as the mine exhausts its Mineral Reserves. The realized gold and silver prices were $2,334 and $29.10 per ounce respectively compared to $1,975 and $24.10 per ounce, respectively, for the comparable period in the prior year.

Adjusted net income for the quarter was also impacted by higher G&A of $7.8 million, primarily due to an increase of $4.7 million in share based compensation related to the increase of our share price in the period and the addition of Séguéla’s G&A. The higher interest expense of $3.4 million for the quarter is explained by $3.7 million of capitalized interest in the comparative period vs nil in Q2 2024.

Depreciation and Depletion

Depreciation and depletion for the second quarter of 2024 was $57.3 million compared to $39.9 million in the comparable period. The increase in depreciation and depletion was primarily the result of higher sales volume and the inclusion of $17.5 million in depletion of the purchase price related to the acquisition of Roxgold Inc in 2021. This was partially offset by lower depreciation and depletion at San Jose as a result of an impairment charge in the fourth quarter of 2023.

Adjusted EBITDA and Cash Flow

Adjusted EBITDA for the quarter was $112.7 million, a margin of 43% over sales, compared to $44.4 million a margin over sales of 28%, reported in the same period in 2023.  The main driver for the increase in EBITDA was the contribution from Séguéla with an EBITDA margin of 62% in Q2 2024, partially offset by marginal EBITDA at San Jose. The prior period was also impacted by an illegal blockade of the San Jose Mine.

Net cash generated by operations for the quarter was $73.5 million compared to $44.2 million in Q2 2023. The increase of $29.3 million reflects higher adjusted EBITDA of $68.3 million offset by taxes paid of $17.4 million at Séguéla as two installment payments were made in the second quarter, with a third expected in September, and $19.4 million in negative working capital movements.

The  negative change in working capital  of $19.4 million consisted of the following:

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•	An increase in receivables of $9.3 million driven by an increase in VAT receivables of $4.9 million at Séguéla and $4.3 million at Yaramoko
•	An increase of inventories of $13.5 million related to a $2.3 million increase in material and supplies and $2.6 million in metals inventory at Séguéla and a $1.5 million increase in materials and supplies and $4.5 million in metals inventory at Lindero

In the second quarter of 2024 capital expenditures on a cash basis were $50.4 million consisting primarily of $32.8 million in sustaining capital and $17.6 million of non-sustaining capital including $6.5 million to acquire one half of the 1.2% NSR royalty that was held by Franco Nevada at Séguéla.

Free cash flow from ongoing operations for the quarter was $38.6 million, compared to $9.5 million in Q2 2023. The increase in free cash flow from operations was primarily the result of contributions from Séguéla which was under construction in Q2 2023 and was offset by negative working capital changes and higher taxes paid as described above.

Cash Costs and AISC

Cash cost per equivalent gold ounce was $988, compared to $968 in the second quarter of 2023. The slightly higher cash cost per equivalent gold ounce was due to higher costs at San Jose, Lindero, and Yaramoko, partially offset by the contribution of low-cost production from Séguéla.  Adjusting for San Jose, where previously capitalized costs are now expensed as the mine is in its last year of operations, cash costs per gold equivalent ounces was $858 for the current quarter.

All-in sustaining costs per gold equivalent ounce was $1,656 for the second quarter of 2024 compared to $1,799 for the second quarter of 2023. The decrease was primarily the result of higher gold sales and lower sustaining capital. Adjusting for San Jose, all-in sustaining cost per gold equivalent ounce was $1,584 for the current quarter.

General and Administrative Expenses

General and administrative expenses for the current quarter of $22.4 million were higher than the same period in 2023 as Séguéla transitioned to operations and costs are no longer being capitalized, and higher share-based compensation expenses due to an increase in the share price and the impact on the valuation of restricted share units expected to settle in cash. G&A is comprised of the following items:

	Three months ended June 30,			Six months ended June 30,
(Expressed in millions)	2024	2023	% Change	2024	2023	% Change
Mine G&A	9.9	6.2	60%	16.9	12.1	40%
Corporate G&A	6.6	7.2	(8%)	15.5	14.1	10%
Share-based payments	5.8	1.1	427%	8.0	3.3	142%
Workers' participation	0.1	—	0%	0.2	0.1	100%
Total	22.4	14.5	54%	40.6	29.6	37%

Liquidity

The Company’s total liquidity available as of June 30, 2024 was $355.6 million comprised of $105.6 million in cash and cash equivalents, and the fully undrawn $250.0 million revolving credit facility (excluding letters of credit).

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Séguéla Mine, Côte d’Ivoire

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Mine Production
Tonnes milled	318,457	109,605	713,294	109,605
Average tonnes crushed per day	3,461	1,611	3,898	1,611

Gold
Grade (g/t)	3.47	1.56	3.09	1.32
Recovery (%)	94	90	94	77
Production (oz)	32,983	4,023	67,539	4,023
Metal sold (oz)	33,102	-	67,552	-
Realized price ($/oz)	2,332	-	2,211	-

Unit Costs
Cash cost ($/oz Au)[1]	564	-	511	-
All-in sustaining cash cost ($/oz Au)[1]	1,097	-	1,021	-

Capital Expenditures ($000's) [2]
Sustaining	5,779	-	8,805	-
Sustaining leases	2,437	-	4,702	-
Non-sustaining	8,605	-	9,640	-
Brownfields	1,190	-	6,086	-
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

In the second quarter of 2024, mined material totaled 420,222 tonnes of ore, averaging 3.03g/t Au, and containing an estimated 40,912 ounces of gold from the Antenna, Ancien and Koula pits. Movement of waste during the quarter totaled 2,495,838 tonnes, for a strip ratio of 6:1.

Production was mainly focused on the Antenna pit which produced 364,491 tonnes of ore to provide higher grade feed to the processing plant during the power supply constraints detailed below. Mining at the Ancien and Koula pits provided the balance of ore production with 1,645,716 tonnes of the waste stripping occurring there.

Séguéla processed 318,457 tonnes in the quarter, producing 32,983 ounces of gold, at an average head grade of 3.47 g/t Au. During the quarter the mine experienced intermittent power outages from April to early July which resulted in the loss of 19 days of operating time for the mill. The loss of power was the result of power shedding from the national grid supplier due to failures at two power plants in Côte d’Ivoire. Since early July the mine has been receiving stable grid power. To guarantee mine power supply in the event of future outages the Company is sourcing expanded backup diesel power generation capabilities to support the entire process operation.

The potential impact to gold production from the intermittent power outages was largely mitigated by delivering higher grade feed to the mill and the benefits of operating efficiencies which have allowed the mill to operate at a throughput rate of 208 tonnes per hour compared to a name place capacity of 154 tonnes per hour. Séguéla’s 2024 production guidance of 126,000 to 138,000 oz Au remains unaffected.

Cash cost per gold ounce sold was $564, and all-in sustaining cash cost per gold ounce sold was $1,097 for Q2 2024. Both were below plan and guidance.

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Yaramoko Mine, Burkina Faso

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Mine Production
Tonnes milled	121,391	144,202	229,110	283,852

Gold
Grade (g/t)	8.40	6.51	8.58	6.23
Recovery (%)	98	98	98	98
Production (oz)	31,447	29,002	58,624	55,439
Metal sold (oz)	31,455	25,946	58,627	55,476
Realized price ($/oz)	2,334	1,976	2,223	1,933

Unit Costs
Cash cost ($/oz Au)[1]	896	719	830	772
All-in sustaining cash cost ($/oz Au)[1]	1,389	1,626	1,382	1,564

Capital Expenditures ($000's) [2]
Sustaining	5,110	14,318	14,731	27,867
Sustaining leases	1,018	1,161	2,067	2,520
Non-sustaining	1,542	–	1,542	–
Brownfields	1,397	1,019	2,760	2,210

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

In the second quarter of 2024, 121,391 tonnes of ore were treated at an average head grade of 8.40 g/t, producing 31,447 ounces of gold. This represents a 29% increase in grade and an 8% increase in production, when compared to the same period in 2023. Higher gold production in the second quarter of 2024 was a result of higher head grades, offsetting lower tonnes milled. Processing operations at Yaramoko were also affected by intermittent power supply from the grid, however, our backup diesel generators mitigated the bulk of these constraints.

During the quarter, 89,991 tonnes of ore were mined averaging 7.81 g/t Au from 55 Zone, and 21,361 tonnes of ore averaging 8.89 g/t Au from QV Prime, totaling 111,352 tonnes averaging 8.02 g/t Au. In May, a rock burst occurred in the deeper levels of the 55 Zone, which interrupted production for a period of 10 days. No injuries or loss of property occurred as a result of the seismic event.  Changes to the stoping sequence and design of underground excavations have been implemented based on a geotechnical evaluation.

The cash cost per ounce of gold sold for the quarter ended June 30, 2024, was $896, compared to $719 in the same period in 2023. The increase for the quarter is mainly attributed to the reallocation of fixed mining costs from capital to operating expenses, lower processed ore and higher energy costs from the use of diesel generators to offset constrained grid supply. This was partially offset by higher ounces sold in the period.

During the quarter power sourced from the grid was restricted to 45% with the balance coming from diesel power generation. This increased the cost per kilowatt hour with diesel generation costing $0.42/kwh compared to $0.24/kwh for grid power. The impact on total cost was mostly offset by lower energy consumption at the mine. Through the month of July availability of power from the grid was at 95%.

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The all-in sustaining cash cost per gold ounce sold was $1,389 for the quarter ended June 30, 2024, compared to $1,626 in the same period of 2023. The change in the quarter was primarily due to higher volume of ounces sold, lower sustaining capital expenditure and lower sustaining lease expenses in 2024. This was partially offset higher by royalty costs due to higher metal prices and a change in the royalty regime in Burkina Faso which increased the royalty rate from 5% to 7% when the gold price is over $2,000 per ounce.

Drilling and development operations continued to extend the mining boundaries to the east and west of 55 Zone and demonstrate wider mineable widths than expected. In the third quarter, drilling will also focus on testing the potential for further strike extensions of 55 Zone, as well as testing the strike extensions that we currently see in QV Prime.

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Lindero Mine, Argentina

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Mine Production
Tonnes placed on the leach pad	1,408,791	1,503,323	2,956,114	2,981,471

Gold
Grade (g/t)	0.61	0.62	0.60	0.83
Production (oz)	22,874	25,456	46,136	50,714
Metal sold (oz)	21,511	25,140	43,230	51,952
Realized price ($/oz)	2,335	1,975	2,201	1,879

Unit Costs
Cash cost ($/oz Au)[1]	1,092	878	1,050	884
All-in sustaining cash cost ($/oz Au)[1]	2,033	1,686	1,832	1,550

Capital Expenditures ($000's) [2]
Sustaining	16,151	13,337	25,958	21,082
Sustaining leases	587	599	1,185	1,197
Non-sustaining	195	136	349	323

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

During the second quarter of 2024, total mined ore was 1.8 million tonnes at a stripping ratio of 0.7:1. A total of 1,408,791 tonnes of ore was placed on the heap leach pad at an average gold grade of 0.61 g/t, containing an estimated 27,663 ounces of gold. Gold production for Q2 2024 totaled 22,874 ounces, a 10% decrease from the second quarter of 2023, primarily due to a planned eight-day maintenance shutdown of the high-pressure grinding rolls (HPGR) and the agglomeration plant, coupled with a period of lower mechanical availability of front-end loaders.

The cash cost per ounce of gold for the quarter ended June 30, 2024 was $1,092 compared to $878 in the same period of 2023. The increase in cash cost per ounce of gold was primarily related to low mechanical availability of front-end loaders, higher maintenance costs due to the eight-day maintenance shutdown in the quarter and higher ounces sold in the comparable period.

The all-in sustaining cash cost per gold ounce sold during the second quarter of 2024 was $2,033, an increase from $1,686 in the second quarter of 2023. The increase for the quarter was primarily due to higher cash costs as described above and higher sustaining capital to support the expansion of the heap leach pad. The leach-pad project accounts for approximately $400 per ounce in the all-in sustaining cost for 2024.

As of June 30, 2024, the $51.8 million leach pad expansion project ($41.7 million capital investment in 2024) was approximately 58% complete. The construction of the project commenced in January 2024, with contractors on site undertaking earthworks and construction of the impulsion line, and liner deployment. Procurement is 96% complete, with critical path items onsite. Pump manufacturing for the new impulsion line was completed on schedule and arrived on site in July. Liner installation has

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commenced and contracts for the major mechanical works have been executed. The Company expects to start placing ore on the leach pad expansion in the fourth quarter of 2024.

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San Jose Mine, Mexico

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Mine Production
Tonnes milled	176,214	194,887	357,317	441,623
Average tonnes milled per day	1,980	2,633	2,077	2,760

Silver
Grade (g/t)	140	168	143	186
Recovery (%)	87	91	88	91
Production (oz)	684,176	957,265	1,443,287	2,260,577
Metal sold (oz)	666,218	942,671	1,412,825	2,271,004
Realized price ($/oz)	29.33	24.09	26.24	23.20

Gold
Grade (g/t)	1.09	1.02	0.99	1.13
Recovery (%)	85	90	86	90
Production (oz)	5,269	5,778	9,802	14,009
Metal sold (oz)	5,010	5,695	9,470	14,050
Realized price ($/oz)	2,344	1,973	2,218	1,929

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	24.91	15.79	23.34	13.16
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	27.55	24.07	25.77	19.01

Capital Expenditures ($000's) [3]
Sustaining	–	3,593	–	7,366
Sustaining leases	216	214	477	376
Non-sustaining	2,313	524	5,790	793
Brownfields	–	788	–	1,875

1 Cash cost per ounce of silver equivalent and All-in sustaining cash cost per ounce of silver equivalent are calculated using realized metal prices for each period respectively.

2 Cash cost per ounce of silver equivalent, and all-in sustaining cash cost per ounce of silver equivalent are non-IFRS financial measures, refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis

In the second quarter of 2024, San Jose produced 684,176 ounces of silver and 5,269 ounces of gold, 29% and 9% decreases respectively, at average head grades for silver and gold of 140 g/t and 1.09 g/t, a 17% decrease and 7% increase respectively, when compared to the same period in 2023. The decrease in silver and gold production, when compared to the first quarter of 2023, is explained by lower tonnes extracted and lower grades for silver, which is consistent with the annual plan and guidance. During the second quarter, the processing plant milled 176,214 tonnes at an average of 1,980 tonnes per day, in line with the plan for the period.

The cash cost per silver equivalent ounce sold for the three months ending June 30, 2024, was $24.91, an increase from $15.79 in the same period of 2023. The San Jose Mine has less operational flexibility in 2024 compared to 2023, due to the reduced and more dispersed Mineral Reserves associated with the Trinidad deposit, which also increased mine costs. Ore processed decreased by 10% due to lower tonnes mined.

The all-in sustaining cash cost per payable silver equivalent ounce sold for the three months ended June 30, 2024, increased by 14% to $27.55. This compares to $24.07 per ounce for the same period in 2023. These increases were mainly driven by higher cash costs and lower production and partially offset by lower capital expenditure. Management conducts regular assessments and trade-offs between maintaining operations at the mine or putting it on care and maintenance.

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Sustaining capital expenditures have decreased as we near the anticipated closure of the mine. Drilling in 2024 was higher due to the drilling campaign at the Yessi vein, which was discovered in the third quarter of 2023. Exploration at the Yessi vein is ongoing.

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Caylloma Mine, Peru

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Mine Production
Tonnes milled	136,543	137,004	273,639	262,999
Average tonnes milled per day	1,552	1,539	1,546	1,494

Silver
Grade (g/t)	83	84	85	83
Recovery (%)	84	83	83	81
Production (oz)	306,398	305,296	621,858	588,362
Metal sold (oz)	267,569	336,086	593,051	599,656
Realized price ($/oz)	28.55	24.13	25.69	23.30

Gold
Grade (g/t)	0.11	0.12	0.11	0.16
Recovery (%)	30	16	29	40
Production (oz)	143	89	293	255
Metal sold (oz)	60	-	123	22
Realized price ($/oz)	2,351	-	2,179	1,895

Lead
Grade (%)	3.83	3.72	3.66	3.27
Recovery (%)	91	91	91	87
Production (000's lbs)	10,525	10,207	20,055	19,716
Metal sold (000's lbs)	9,422	11,419	19,247	20,201
Realized price ($/lb)	0.98	0.96	0.96	0.99

Zinc
Grade (%)	4.80	5.18	4.63	4.14
Recovery (%)	90	90	90	89
Production (000's lbs)	13,040	14,037	25,223	27,088
Metal sold (000's lbs)	12,710	13,986	25,175	27,800
Realized price ($/lb)	1.29	1.23	1.20	1.34

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	13.94	14.35	12.66	13.60
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	19.87	19.18	18.38	18.12

Capital Expenditures ($000's) [3]
Sustaining	2,794	2,943	6,171	5,753
Sustaining leases	974	957	1,880	1,813
Brownfields	333	336	691	540

1 Cash cost per ounce of silver equivalent and All-in sustaining cash cost per ounce of silver equivalent are calculated using realized metal prices for each period respectively.

2 Cash cost per ounce of silver equivalent, and all-in sustaining cash cost per ounce of  silver equivalent are non-IFRS financial measures, refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis.

In the second quarter, the Caylloma Mine produced 306,398 ounces of silver, which was in line with the second quarter of 2023, at an average head grade of 83 g/t Ag.

Lead and zinc production for the quarter were 10.5 million pounds of lead, and 13.0 million pounds of zinc. Lead production increased 3% and zinc production decreased by 7% compared to the same period in 2023. Head grades averaged 3.83%, and 4.80%, a 3% increase and 7% decrease, respectively, when compared to the second quarter of 2023.

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The cash cost per silver equivalent ounce for the three months ended June 30, 2024 was $13.94, a 3% decrease compared to the comparable period in 2023. This was primarily due to lower energy and maintenance costs in the plant.

The all-in sustaining cash cost per ounce of payable silver equivalent for the three months ended June 30, 2024, was $19.87 compared to $19.18 for the same period in 2023. The higher all-in sustaining cash cost per ounce was the result of higher silver prices on the calculation of silver equivalent ounces.

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Qualified Person

Eric Chapman, Senior Vice President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The Company has disclosed certain financial measures and ratios in this news release which are not defined under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are not disclosed in the Company's financial statements, including but not limited to: cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; production cash cost per ounce of gold equivalent; cash cost per payable ounce of silver equivalent sold; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below.  In addition see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the three and six months ended June 30, 2024 (“Q2 2024 MDA”), which section is incorporated by reference in this news release, for additional information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this news release, including an explanation of their composition; an explanation of how such measures and ratios provide useful information to an investor; and the additional purposes, if any, for which management of the Company uses such measures and ratio.  The Q2 2024 MD&A may be accessed on SEDAR+ at www.sedarplus.ca under the Company’s profile.

Except as otherwise described in the Q2 2024 MD&A, the Company has calculated these measures consistently for all periods presented.

Fortuna | 14

Reconciliation of Debt to total net debt and net debt to adjusted EBITDA ratio for June 30, 2024

(Expressed in millions except Total net debt to Adjusted EBITDA ratio)	As at June 30, 2024
Convertible senior note	$172.5
Convertible debenture	45.7
Debt	218.2
Less: Cash and Cash Equivalents	(105.6)
Less: Restricted cash	(46.1)
Total net debt[1]	$66.5
Adjusted EBITDA (last four quarters)	$432.8
Total net debt to adjusted EBITDA ratio	0.2:1
[1] Excluding letters of credit

Reconciliation of net income to adjusted attributable net income for the three and six months ended June 30, 2024 and 2023

	Three months ended June 30,		Six months ended June 30,
(Expressed in millions)	2024	2023	2024	2023
Net income attributable to shareholders	40.6	3.2	66.9	14.0
Adjustments, net of tax:
Community support provision and accruals[1]	(0.1)	-	(0.3)	(0.1)
Unrealized loss (gain) on derivatives	-	(1.3)	-	(0.3)
Income tax, convertible debentures	(12.0)	-	(12.0)	-
Inventory adjustment	1.9	0.7	1.9	0.7
Accretion on right of use assets	0.9	0.5	1.8	1.1
Other non-cash/non-recurring items	(0.9)	(0.6)	(1.2)	(0.7)
Adjusted attributable net income	30.4	2.5	57.1	14.7
[1] Amounts are recorded in Cost of sales

Reconciliation of net income to adjusted EBITDA for the three and six months ended June 30, 2024 and 2023

	Three months ended June 30,		Six months ended June 30,
Consolidated (in millions of US dollars)	2024	2023	2024	2023
Net income	43.3	3.5	72.4	15.3
Adjustments:
Community support provision and accruals	(0.1)	-	(0.4)	(0.1)
Inventory adjustment	2.6	1.0	2.6	0.9
Foreign exchange loss, Séguéla Mine	-	(0.2)	-	(0.1)
Net finance items	6.9	3.5	13.1	6.1
Depreciation, depletion, and amortization	57.2	39.8	107.5	84.2
Income taxes	7.7	1.0	22.2	9.0
Other non-cash/non-recurring items	(4.9)	(4.2)	(9.6)	(5.8)
Adjusted EBITDA	112.7	44.4	207.8	109.5

Figures may not add due to rounding

Reconciliation of net cash from operating activities to free cash flow from ongoing operations for the three and six months ended June 30, 2024 and 2023

Fortuna | 15

	Three months ended June 30,		Six months ended June 30,
(Expressed in millions)	2024	2023	2024	2023

Net cash provided by operating activities	73.5	44.2	122.5	85.4
Séguéla, working capital	-	4.4	-	4.4
Additions to mineral properties, plant and equipment	(32.8)	(36.2)	(65.2)	(66.5)
Gain on blue chip swap investments	2.5	-	5.1	-
Right of use payments	(5.6)	(2.9)	(10.6)	(5.8)
Other adjustments	1.0	-	(1.1)	0.1
Free cash flow from ongoing operations	38.6	9.5	50.7	17.6

Figures may not add due to rounding

Reconciliation of cost of sales to cash cost per ounce of gold equivalent sold for the three and six months ended June 30, 2024 and 2023

Cash Cost Per Gold Equivalent Ounce Sold - Q2 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	36,010	50,839	51,430	25,524	16,239	180,044
Inventory adjustment	(228)	(2,852)	—	443	—	(2,637)
Depletion, depreciation, and amortization	(11,580)	(13,784)	(27,130)	(573)	(3,358)	(56,425)
Royalties and taxes	(116)	(6,009)	(5,629)	(867)	(229)	(12,850)
By-product credits	(704)	—	—	—	—	(704)
Other	—	—	—	6	(350)	(344)
Treatment and refining charges	—	—	—	743	2,287	3,030
Cash cost applicable per gold equivalent ounce sold	23,382	28,194	18,671	25,276	14,589	110,112
Ounces of gold equivalent sold	21,409	31,455	33,102	12,670	12,858	111,495
Cash cost per ounce of gold equivalent sold ($/oz)	1,092	896	564	1,995	1,135	988
Gold equivalent was calculated using the realized prices for gold of $2,334/oz Au, $29.1/oz Ag, $2,157/t Pb, and $2,835/t Zn for Q2 2024.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q2 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	40,280	38,353	—	29,366	18,543	126,542
Inventory adjustment	—	(827)	—	—	—	(827)
Depletion, depreciation, and amortization	(11,873)	(15,788)	—	(8,532)	(3,405)	(39,598)
Royalties and taxes	(3,850)	(3,086)	—	(1,040)	(519)	(8,495)
By-product credits	(2,486)	—	—	—	—	(2,486)
Other	—	—	—	267	(483)	(216)
Treatment and refining charges	—	—	—	1,113	5,257	6,370
Cash cost applicable per gold equivalent ounce sold	22,071	18,652	—	21,174	19,393	81,290
Ounces of gold equivalent sold	25,130	25,946	—	16,382	16,536	83,994
Cash cost per ounce of gold equivalent sold ($/oz)	878	719	—	1,293	1,173	968
Gold equivalent was calculated using the realized prices for gold of $1,973/oz Au, $24.1/oz Ag, $2,115/t Pb, and $2,713/t Zn for Q2 2023
Figures may not add due to rounding

Fortuna | 16

Cash Cost Per Gold Equivalent Ounce Sold - Year to Date 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	70,059	85,790	96,640	49,248	33,344	335,083
Inventory adjustment	(228)	(2,852)	—	455	—	(2,625)
Depletion, depreciation, and amortization	(23,160)	(23,999)	(51,046)	(964)	(7,182)	(106,351)
Royalties and taxes	(369)	(10,302)	(11,101)	(1,571)	(583)	(23,926)
By-product credits	(1,127)	—	—	—	—	(1,127)
Other	—	—	—	—	(681)	(681)
Treatment and refining charges	—	—	—	1,717	3,518	5,235
Cash cost applicable per gold equivalent ounce sold	45,175	48,637	34,493	48,885	28,416	205,606
Ounces of gold equivalent sold	43,037	58,627	67,552	24,719	26,156	220,091
Cash cost per ounce of gold equivalent sold ($/oz)	1,050	830	511	1,978	1,086	934
Gold equivalent was calculated using the realized prices for gold of $2,213/oz Au, $26.1/oz Ag, $2,120/t Pb, and $2,644/t Zn for Year to Date 2024.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Year to Date 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	82,005	83,216	—	61,889	34,651	261,761
Inventory adjustment	15	(827)	—	—	—	(812)
Depletion, depreciation, and amortization	(25,065)	(33,156)	—	(18,444)	(6,888)	(83,553)
Royalties and taxes	(7,776)	(6,448)	—	(2,297)	(685)	(17,206)
By-product credits	(3,284)	—	—	—	—	(3,284)
Other	—	—	—	250	(955)	(705)
Treatment and refining charges	—	—	—	1,837	10,762	12,599
Cash cost applicable per gold equivalent ounce sold	45,895	42,785	—	43,235	36,885	168,800
Ounces of gold equivalent sold	51,893	55,418	—	39,511	32,712	179,535
Cash cost per ounce of gold equivalent sold ($/oz)	884	772	—	1,094	1,128	940
Gold equivalent was calculated using the realized prices for gold of $1,930/oz Au, $23.2/oz Ag, $2,174/t Pb, and $2,954/t Zn for YTD 2023
Figures may not add due to rounding

Reconciliation of cost of sales to all-in sustaining cash cost per ounce of gold equivalent sold for the three and six months ended June 30, 2024 and 2023

AISC Per Gold Equivalent Ounce Sold - Q2 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	23,382	28,194	18,671	25,276	14,589	—	110,112
Inventory net realizable value adjustment	—	1,777	—	—	—	—	1,777
Royalties and taxes	116	6,009	5,629	867	229	—	12,850
Worker's participation	—	—	—	—	472	—	472
General and administration	3,281	182	2,603	1,590	1,406	12,338	21,400
Stand-by	—	—	—	—	—	—	—
Total cash costs	26,779	36,162	26,903	27,733	16,696	12,338	146,611
Sustaining capital[1]	16,738	7,525	9,406	216	4,101	—	37,986
All-in sustaining costs	43,517	43,687	36,309	27,949	20,797	12,338	184,597
Gold equivalent ounces sold	21,409	31,455	33,102	12,670	12,858	—	111,495
All-in sustaining costs per ounce	2,033	1,389	1,097	2,206	1,617	—	1,656
Gold equivalent was calculated using the realized prices for gold of $2,334/oz Au, $29.1/oz Ag, $2,157/t Pb, and $2,835/t Zn for Q2 2024.
Figures may not add due to rounding
[1] Presented on a cash basis

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AISC Per Gold Equivalent Ounce Sold - Q2 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	22,071	18,652	—	21,174	19,393	—	81,290
Inventory net realizable value adjustment	—	334	—	—	—	—	334
Royalties and taxes	3,850	3,086	—	1,040	519	—	8,495
Worker's participation	—	—	—	(333)	501	—	168
General and administration	2,507	609	—	1,722	1,290	8,312	14,440
Stand-by	—	2,999	—	4,084	—	—	7,083
Total cash costs	28,428	25,680	—	27,687	21,703	8,312	111,810
Sustaining capital[1]	13,936	16,498	—	4,595	4,236	—	39,265
All-in sustaining costs	42,364	42,178	—	32,282	25,939	8,312	151,075
Gold equivalent ounces sold	25,130	25,946	—	16,382	16,536	—	83,994
All-in sustaining costs per ounce	1,686	1,626	—	1,971	1,569	—	1,799
Gold equivalent was calculated using the realized prices for gold of $1,973/oz Au, $24.1/oz Ag, $2,115/t Pb, and $2,713/t Zn for Q2 2023
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Year to Date 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	45,175	48,637	34,493	48,885	28,416	—	205,606
Inventory net realizable value adjustment	—	1,777	—	—	—	—	1,777
Royalties and taxes	369	10,302	11,101	1,571	583	—	23,926
Worker's participation	—	—	—	—	889	—	889
General and administration	6,160	732	3,771	3,048	2,625	22,987	39,323
Stand-by	—	—	—	—	—	—	—
Total cash costs	51,704	61,448	49,365	53,504	32,513	22,987	271,521
Sustaining capital[1]	27,143	19,558	19,593	477	8,742	—	75,513
All-in sustaining costs	78,847	81,006	68,958	53,981	41,255	22,987	347,034
Gold equivalent ounces sold	43,037	58,627	67,552	24,719	26,156	—	220,091
All-in sustaining costs per ounce	1,832	1,382	1,021	2,184	1,577	—	1,577
Gold equivalent was calculated using the realized prices for gold of $2,213/oz Au, $26.1/oz Ag, $2,120/t Pb, and $2,644/t Zn for Year to Date 2024.
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Year to Date 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	45,895	42,785	—	43,235	36,885	—	168,800
Inventory net realizable value adjustment	—	334	—	—	—	—	334
Royalties and taxes	7,776	6,448	—	2,297	685	—	17,206
Worker's participation	—	—	—	(312)	1,018	—	706
General and administration	4,499	1,498	—	3,524	2,434	17,081	29,036
Stand-by	—	2,999	—	4,084	—	—	7,083
Total cash costs	58,170	54,064	—	52,828	41,022	17,081	223,165
Sustaining capital[1]	22,279	32,597	—	9,617	8,106	—	72,599
All-in sustaining costs	80,449	86,661	—	62,445	49,128	17,081	295,764
Gold equivalent ounces sold	51,893	55,418	—	39,511	32,712	—	179,535
All-in sustaining costs per ounce	1,550	1,564	—	1,580	1,502	—	1,648
Gold equivalent was calculated using the realized prices for gold of $1,930/oz Au, $23.2/oz Ag, $2,174/t Pb, and $2,954/t Zn for YTD 2023

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Figures may not add due to rounding
[1] Presented on a cash basis

Reconciliation of cost of sales to cash cost per payable ounce of silver equivalent sold for the three and six months ended June 30, 2024 and 2023

Cash Cost Per Silver Equivalent Ounce Sold - Q2 2024	San Jose	Caylloma	SEO Cash Costs
Cost of sales	25,524	16,239	41,763
Inventory adjustment	443	—	443
Depletion, depreciation, and amortization	(573)	(3,358)	(3,931)
Royalties and taxes	(867)	(229)	(1,096)
Other	6	(350)	(344)
Treatment and refining charges	743	2,287	3,030
Cash cost applicable per silver equivalent sold	25,276	14,589	39,865
Ounces of silver equivalent sold[1]	1,014,526	1,046,393	2,060,919
Cash cost per ounce of silver equivalent sold ($/oz)	24.91	13.94	19.34

[1] Silver equivalent sold for Q2 2024 for San Jose is calculated using a silver to gold ratio of 79.9:1. Silver equivalent sold for Q2 2024 for Caylloma is calculated using a silver to gold ratio of 82.4:1, silver to lead ratio of 1:29.2 pounds, and silver to zinc ratio of 1:22.2 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Q2 2023	San Jose	Caylloma	SEO Cash Costs
Cost of sales	29,366	18,543	47,909
Inventory adjustment	—	—	—
Depletion, depreciation, and amortization	(8,532)	(3,405)	(11,937)
Royalties and taxes	(1,040)	(519)	(1,559)
Other	267	(483)	(216)
Treatment and refining charges	1,113	5,257	6,370
Cash cost applicable per silver equivalent sold	21,174	19,393	40,567
Ounces of silver equivalent sold[1]	1,341,320	1,352,522	2,693,842
Cash cost per ounce of silver equivalent sold ($/oz)	15.79	14.35	15.06

1 Silver equivalent sold for San Jose for Q2 2023 is 81.9:1.Silver equivalent sold for Caylloma for Q2 2023 is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:28.2 pounds, and silver to zinc ratio 1:19.6.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Year to Date 2024	San Jose	Caylloma	SEO Cash Costs
Cost of sales	49,248	33,344	82,592
Inventory adjustment	455	—	455
Depletion, depreciation, and amortization	(964)	(7,182)	(8,146)
Royalties and taxes	(1,571)	(583)	(2,154)
Other	—	(681)	(681)
Treatment and refining charges	1,717	3,518	5,235
Cash cost applicable per silver equivalent sold	48,885	28,416	77,301
Ounces of silver equivalent sold[1]	2,094,621	2,244,876	4,339,497
Cash cost per ounce of silver equivalent sold ($/oz)	23.34	12.66	17.81

~~1~~  Silver equivalent sold for Year to Date 2024 for San Jose is calculated using a silver to gold ratio of 84.5:1. Silver equivalent sold for Year to Date 2024 for Caylloma is calculated using a silver to gold ratio of 84.8:1, silver to lead ratio of 1:26.7 pounds, and silver to zinc ratio of 1:21.4 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Fortuna | 19

Cash Cost Per Silver Equivalent Ounce Sold - Year to Date 2023	San Jose	Caylloma	SEO Cash Costs
Cost of sales	61,889	34,651	96,540
Inventory adjustment	—	—	—
Depletion, depreciation, and amortization	(18,444)	(6,888)	(25,332)
Royalties and taxes	(2,297)	(685)	(2,982)
Other	250	(955)	(705)
Treatment and refining charges	1,837	10,762	12,599
Cash cost applicable per silver equivalent sold	43,235	36,885	80,120
Ounces of silver equivalent sold[1]	3,284,402	2,711,988	5,996,390
Cash cost per ounce of silver equivalent sold ($/oz)	13.16	13.60	13.36

1 Silver equivalent sold for Year to Date 2023 for San Jose is calculated using a silver to gold ratio of 83.1:1. Silver equivalent sold for Year to Date 2023 for Caylloma is calculated using a silver to gold ratio of 81.3:1, silver to lead ratio of 1:23.6 pounds, and silver to zinc ratio of 1:17.4 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Reconciliation of all-in sustaining cash cost and all-in cash cost per payable ounce of silver equivalent sold for the three and six months ended June 30, 2024 and 2023

AISC Per Silver Equivalent Ounce Sold - Q2 2024	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	25,276	14,589	39,865
Royalties and taxes	867	229	1,096
Worker's participation	—	472	472
General and administration	1,590	1,406	2,996
Stand-by	—	—	—
Total cash costs	27,733	16,696	44,429
Sustaining capital[3]	216	4,101	4,317
All-in sustaining costs	27,949	20,797	48,746
Silver equivalent ounces sold[1]	1,014,526	1,046,393	2,060,919
All-in sustaining costs per ounce[2]	27.55	19.87	23.65

1 Silver equivalent sold for Q2 2024 for San Jose is calculated using a silver to gold ratio of 79.9:1. Silver equivalent sold for Q2 2024 for Caylloma is calculated using a silver to gold ratio of 82.4:1, silver to lead ratio of 1:29.2 pounds, and silver to zinc ratio of 1:22.2 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Q2 2023	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	21,174	19,393	40,567
Royalties and taxes	1,040	519	1,559
Worker's participation	(333)	501	168
General and administration	1,722	1,290	3,012
Stand-by	4,084	—	4,084
Total cash costs	27,687	21,703	49,390
Sustaining capital[3]	4,595	4,236	8,831
All-in sustaining costs	32,282	25,939	58,221
Silver equivalent ounces sold[1]	1,341,320	1,352,522	2,693,842
All-in sustaining costs per ounce[2]	24.07	19.18	21.61

1 Silver equivalent sold for San Jose for Q2 2023 is 81.9:1.Silver equivalent sold for Caylloma for Q2 2023 is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:28.2 pounds, and silver to zinc ratio 1:19.6.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Fortuna | 20

AISC Per Silver Equivalent Ounce Sold - Year to Date 2024	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	48,885	28,416	77,301
Royalties and taxes	1,571	583	2,154
Worker's participation	—	889	889
General and administration	3,048	2,625	5,673
Stand-by	—	—	—
Total cash costs	53,504	32,513	86,017
Sustaining capital[3]	477	8,742	9,219
All-in sustaining costs	53,981	41,255	95,236
Silver equivalent ounces sold[1]	2,094,621	2,244,876	4,339,497
All-in sustaining costs per ounce[2]	25.77	18.38	21.95

1 Silver equivalent sold for Year to Date 2024 for San Jose is calculated using a silver to gold ratio of 84.5:1. Silver equivalent sold for Year to Date 2024 for Caylloma is calculated using a silver to gold ratio of 84.8:1, silver to lead ratio of 1:26.7 pounds, and silver to zinc ratio of 1:21.4 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Year to Date 2023	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	43,235	36,885	80,120
Royalties and taxes	2,297	685	2,982
Worker's participation	(312)	1,018	706
General and administration	3,524	2,434	5,958
Stand-by	4,084	—	4,084
Total cash costs	52,828	41,022	93,850
Sustaining capital[3]	9,617	8,106	17,723
All-in sustaining costs	62,445	49,128	111,573
Silver equivalent ounces sold[1]	3,284,402	2,711,988	5,996,390
All-in sustaining costs per ounce[2]	19.01	18.12	18.61

1 Silver equivalent sold for Year to Date 2023 for San Jose is calculated using a silver to gold ratio of 83.1:1. Silver equivalent sold for Year to Date 2023 for Caylloma is calculated using a silver to gold ratio of 81.3:1, silver to lead ratio of 1:23.6 pounds, and silver to zinc ratio of 1:17.4 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Additional information regarding the Company’s financial results and activities underway are available in the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2024 and 2023 and accompanying Q2 2024 MD&A, which are available for download on the Company’s website,  www.fortunamining.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Thursday, August 8, 2024, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, Cesar Velasco, Chief Operating Officer - Latin America, and David Whittle, Chief Operating Officer - West Africa.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/50903 or over the phone by dialing in just prior to the starting time.

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Conference call details:

Date: Thursday, August 8, 2024
Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062
Dial in number (International): +1.973.528.0011
Access code: 793245

Replay number (Toll Free): +1.877.481.4010
Replay number (International): +1.919.882.2331
Replay passcode: 50903

Playback of the earnings call will be available until Thursday, August 22, 2024. Playback of the webcast will be available until Friday, August 8, 2025. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | www.fortunamining.com | X | LinkedIn | YouTube

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Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company’s anticipated financial and operational performance in 2024; estimated production and costs of production for 2024, including grade and volume of metal produced and sales, revenues and cashflows, and capital costs (sustaining and non-sustaining), and operating costs, including projected production cash costs and all-in sustaining costs; the Company’s expectations and proposed timing for the delivery of a first resource for the Kingfisher prospect; the ability of the Company to mitigate the inflationary pressures on supplies used in its operations; estimated capital expenditures and estimated exploration spending in 2024, including amounts for exploration activities at its properties; statements regarding the Company's liquidity, access to capital; the impact of high inflation on the costs of production and the supply chain;  the Company’s expectation regarding the timing for the completion of the leach pad expansion project at the Lindero Mine; statements regarding the anticipated closure of the San Jose Mine and statements relating to exploration at the Yessi Vein; the Company’s plans regarding the mill at the Séguéla Mine; the Company’s expectations for its performance in the second half of 2024; the Company’s expectations regarding the power plant failures in Côte D’Ivoire and that Séguéla’s 2024 production guidance remains unchanged; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates, metal recovery rates, concentrate grade and quality; changes in tax rates and tax laws, requirements for permits, anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; uncertainty relating to new mining operations such as the Séguéla Mine, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production; risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian and the Israel – Hamas conflicts, any of which could continue to cause a disruption in global economic activity; fluctuation in currencies and foreign exchange rates; increases in the rate of inflation; the imposition or any extension of capital controls in countries in which the Company operates; any changes in tax laws in Argentina and the other countries in which we operate; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks related to water and power availability; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; the possibility that the appeal in respect of the ruling in favor of Compania Minera Cuzcatlan S.A. de C.V. reinstating the environmental impact authorization at the San Jose Mine (the “EIA”) will be successful; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); geo-political uncertainties that may affect the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that the Company will be successful in mitigating the impact of inflation on its business and operations; that the appeal filed in the Mexican Collegiate Court challenging the reinstatement of the EIA will be unsuccessful;  that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations, the ability to meet current and future obligations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update

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any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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